

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2012

Via E-mail
Manfred Loong
Chief Financial Officer
China Ming Yang Wind Power Group LTD
Jianye Road, Mingyang Industry Park
National Hi-Tech Industrial Development Zone
Zhongshan, Guangdong 528437
People's Republic of China

> **Re: China Ming Yang Wind Power Group LTD**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-34866**

Dear Mr. Loong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Item 4. Information of the Company, page 32

C. Organizational Structure, page 60

1. We note your disclosure on page 62 regarding prohibitions on wholly foreign owned companies in the industry in which your subsidiary operates. With a view toward expanded disclosure in your future filings, including additional risk factors, please provide us with a detailed discussion of the specific PRC regulations that restrict foreign ownership in your industry. Address how these restrictions on ownership in the wind turbine industry differ from restrictions on foreign ownership in other industries, the

specific limits on foreign investment in your industry, and how these restrictions have been interpreted by the relevant authorities and whether there is a risk that your current structure would not be in compliance with the relevant rules, explaining the purpose of your overall ownership structure. Further, please tell us and revise your future filings to disclose the position you have taken regarding whether you are a "resident enterprise" for determining your tax obligations and dividend restrictions discussed on pages 28 and 29.

Item 5. Operating and Financial Review and Prospects, page 63

Revenue, page 66

2. You disclose that as of December 31, 2011 deferred revenue for wind turbine units delivered, but not installed, totals RMB606.8 million while inventory associated with those delivered units totals RMB873 million. As the carrying amount of inventory related to these delivered units exceeds the amount of deferred revenue, tell us how you accounted for the excess of inventory cost over the amount of deferred revenue. If no impairment was recognized in 2011, please explain and support your accounting in IFRS.

Liquidity and Capital Resources, page 80

3. Tell us the specific reasons that turnover of your trade receivables increased from 137 days to 242 days in 2011. Further, as turnover of your trade receivables has increased from 110 days to 242 days over the past three years, also tell us how the significant change in days outstanding has been considered assessing the appropriateness of your revenue recognition policies under IAS 18.

4. As a related matter, while we see the discussion of the general payment terms of your sales contracts, the table of aged receivables from page F-56 and your actual day's sales outstanding suggest that it is common for your customers to pay later than the contractually agreed-upon terms. Accordingly, in future filings please expand to describe how your actual collection experience compares with the contractual terms described in your disclosure. Also, add disclosure that clearly describes the specific reasons for any material deterioration of your collections experience and the impact on your liquidity. Show us how you intend to apply this comment.

Item 18. Financial Statements, page F-1

Note 14. Investments in Jointly Controlled Entities, page F-49

5. Tell us how you plan on accounting for sales of wind turbines to the three jointly controlled entities and support your conclusion in IFRS. Also, address how the financing you provided these entities is considered in your accounting analysis.

6. We see that in 2011 you recognized income for the fixed return on your contributions to the jointly controlled entities. Tell us how you evaluated the entities in determining whether the amounts recorded as income are collectible.

Note 26. Share capital and reserves, page F-65

(d) Share-based payment arrangements

7. We reference the disclosure that the fair value of share options issued in 2010 was "based on a valuation conducted by an independent valuation firm." Please tell us the extent of the reliance that that you placed on the work of the valuation expert. In that regard, please tell us how you considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Timothy Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief